Exhibit 99.11

To:

Ontario Securities Commission

Alberta Securities Commission

Autorite des Marches Financiers

British Columbia Securities Commission

United States Securities and Exchange Commission

CONSENT OF QUALIFIED PERSON

I, Americo Zuzunaga, FAusIMM, do hereby consent to the public filing by Sierra Metals Inc. (the “Company”) of the technical report titled “Preliminary Economic Assessment, Yauricocha Mine, Yauyos Province, Peru” dated November 19, 2020, with an effective date of June 30, 2020 (the “Technical Report”).

I also consent to any extracts from or a summary of the Technical Report in the news releases of the Company dated November 18, 2020 and December 8, 2020 (the “News Releases”).

I certify that I have read the News Releases filed by the Company and that they fairly and accurately represent the information in the sections of the Technical Report for which I am responsible.

Dated this 8 day of December 2020.

“Americo Zuzunaga”

Americo Zuzunaga, FAusIMM
Vice-President Corporate Planning, Sierra Metals Inc.